# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CADRE HOLDINGS, INC., CIK 0001860543
CUSIP: 12763L105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13386 International Pkwy, Jacksonville, Florida (FL), 32218
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0000935577
Persons authorized to receive notices and communications: Robert L. Lawrence, Kane Kessler, P.C., 600 3rd Avenue, 35th Floor, New York, New York (NY), 10016, (212) 541-6222

## Reporting persons
- Warren B. Kanders (CIK 0000935577): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 13,013,061; shared voting power 23,450; sole dispositive power 13,013,061; shared dispositive power 23,450; aggregate amount beneficially owned 13,036,511 (30.9% of the class)
  Comment: Footnote to Rows 7 and 9: Consists of (i) 1,258,584 shares held by Warren B. Kanders, (ii) 1,305,650 shares held by Warren B. Kanders Roth IRA, (iii) 10,216,192 shares held by Kanders SAF, LLC ("Kanders SAF"); and (iv) options to purchase an aggregate of 232,635 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and excludes (i) 229,797 shares underlying stock options to purchase shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; and (ii) 71,481 shares underlying restricted common units award which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof. Mr. Kanders is the sole member and manager of Kanders SAF, and accordingly all of the shares of the Issuer's common stock held by Kanders SAF may be deemed to be beneficially owned by Mr. Kanders.
  
  Footnote to Rows 8 and 10: Consists of 23,450 shares held by Allison Kanders Roth IRA. Allison Kanders is the wife of Mr. Kanders, and accordingly all of the shares of the Issuer's common stock held by Allison Kanders may be deemed to be beneficially owned by Mr. Kanders.
  
  Footnote to Row 11: The amount reported above as being beneficially owned by Mr. Kanders (i) includes, without duplication, the shares reported in Rows 7 and 9 plus the shares reported in Rows 8 and 10; and (ii) excludes, without duplication, (a) 229,797 shares underlying stock options to purchase shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; and (b) 71,481 shares underlying restricted common units award which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof.
  
  Footnote to Row 13: The percentage of shares of common stock reported as being beneficially owned by Mr. Kanders is based upon 42,245,528 shares of common stock outstanding as of the date hereof, which includes: (i) 40,663,844 shares of common stock outstanding as of November 3, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 4, 2025; (ii) options to purchase an aggregate of 232,635 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and (iii) an aggregate of 1,349,049 shares of common stock outstanding upon the vesting on November 10, 2025 of restricted stock units awards previously granted under the Issuer's 2021 Stock Incentive Plan.
- Kanders SAF, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,216,192; shared voting power 0; sole dispositive power 10,216,192; shared dispositive power 0; aggregate amount beneficially owned 10,216,192 (24.3% of the class)
  Comment: Footnote to Rows 7, 9 and 11: Mr. Kanders is the sole member and manager of Kanders SAF, and accordingly may be deemed to beneficially own all of the shares of the Company's common stock held by Kanders SAF.
  
  Footnote to Row 13: The percentage of shares of common stock reported as being beneficially owned by Kanders SAF is based upon 42,012,893 shares of common stock outstanding as of the date hereof, which includes: (i) 40,663,844 shares of common stock outstanding as of November 3, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 4, 2025; and (ii) an aggregate of 1,349,049 shares of common stock outstanding upon the vesting on November 10, 2025 of restricted stock units awards previously granted under the Issuer's 2021 Stock Incentive Plan.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: CADRE HOLDINGS, INC.
Address of issuer's principal executive offices: 13386 International Pkwy, Jacksonville, Florida (FL), 32218

## Item 2. Identity and Background
Name of person filing:
(i) Warren B. Kanders; and

(ii) Kanders SAF (collectively, the "Reporting Persons")
Residence or business address: The address of the principal business office of the Reporting Persons is 250 Royal Palm Way, Suite 201, Palm Beach, Florida 33480.
Present principal occupation or employment: Mr. Kanders' present principal occupation or employment is (i) serving as Chief Executive Officer and Chairman of the Board of Directors of the Issuer; (ii) serving as the Executive Chairman of the Board of Directors of Clarus Corporation with a principal address of 2084 East 3900 South, Salt Lake City, Utah 84124; and (iii) serving as President of Kanders & Company, Inc. with a principal address of 250 Royal Palm Way, Suite 201, Palm Beach, Florida, 33480.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Kanders is a citizen of the United States.
Kanders SAF is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the shares of the Issuer's common stock (i) upon an in-kind, pro rata distribution by Maui Holdings, LLC ("Maui Holdings") of all shares of the Issuer's common stock then owned by Maui Holdings to its members, in accordance with the limited liability company operating agreement of Maui Holdings; and (ii) upon the vesting and settlement of equity awards granted under the Issuer's 2021 Stock Incentive Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 10, 2025, Mr. Kanders acquired an aggregate of 1,213,000 shares of the Issuer's common stock upon the vesting and settlement of a restricted stock units award previously granted under the Issuer's 2021 Stock Incentive Plan, following satisfaction of a vesting condition requiring that the "Fair Market Value" (as defined in that plan) of the Issuer's common stock equal or exceed $40.00 per share for twenty consecutive trading days. The Reporting Persons previously reported beneficial ownership on Schedule 13G pursuant to Rule 13d-1(d). Following the November 10, 2025 vesting and settlement described above, the Reporting Persons are filing this Schedule 13D.

Subject to market conditions and other factors, the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by the Reporting Persons in open-market transactions, privately negotiated transactions or otherwise, in each case in accordance with applicable securities laws and the Issuer's policies.

Except as described in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their plans and intentions at any time and to take any actions they deem appropriate with respect to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 13,036,511 shares of common stock, constituting approximately 30.9% of the outstanding shares of common stock, which is comprised of: (i) 1,258,584 shares held by Warren B. Kanders, (ii) 1,305,650 shares held by Warren B. Kanders Roth IRA, (iii) 10,216,192 shares held by Kanders SAF; (iv) options to purchase an aggregate of 232,635 shares of common stock which were previously granted under the Company's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and (v) 23,450 shares of common stock held by Allison Kanders Roth IRA.

The amount reported above as being beneficially owned by Mr. Kanders excludes (i) 229,797 shares underlying stock options to purchase shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently exercisable or exercisable within 60 days of the date hereof; and (ii) 71,481 shares underlying restricted stock units award which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are not presently vested or vesting within 60 days of the date hereof.

The percentage of shares of common stock reported as being beneficially owned by Mr. Kanders is based upon 42,245,528 shares of common stock outstanding as of the date hereof, which includes: (i) 40,663,844 shares of common stock outstanding as of November 3, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 4, 2025; (ii) options to purchase an aggregate of 232,635 shares of common stock which were previously granted under the Issuer's 2021 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of the date hereof; and (iii) an aggregate of 1,349,049 shares of common stock outstanding upon the vesting on November 10, 2025 of restricted stock units awards previously granted under the Issuer's 2021 Stock Incentive Plan.

Of the 13,036,511 shares beneficially owned by the Reporting Persons, Kanders SAF has granted a security interest in an aggregate of 3,750,000 shares of the Issuer's common stock beneficially owned by the Reporting Persons in favor of Texas Capital Bank pursuant to the Loan Agreement described in Item 6.
Number of shares as to which each person has sole or shared power to vote or dispose: Of the shares of common stock reported as being beneficially owned by Mr. Kanders, he (i) has sole power to vote or direct the vote and to dispose or direct the disposition of 13,013,061 shares of common stock, including 10,216,192 shares held by Kanders SAF, as its sole member and manager of Kanders SAF; and (ii) shares with his wife, the power to vote or direct the vote and to dispose or direct the disposition of the 23,450 shares held by the Allison Kanders Roth IRA.
Transactions in the class effected during the past sixty days:
Except as set forth below, no transactions in the shares of the Issuer's common stock have been affected by the Reporting Persons during the last 60 days.

On November 10, 2025, Mr. Kanders acquired an aggregate of 1,213,000 shares of the Issuer's common stock upon the vesting and settlement of a restricted stock units award previously granted under the Issuer's 2021 Stock Incentive Plan, following satisfaction of a vesting condition requiring that the "Fair Market Value" (as defined in that plan) of the Issuer's common stock equal or exceed $40.00 per share for twenty consecutive trading days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends or sale proceeds with respect to the Issuer's common stock reported herein; provided that, with respect to the shares of the Issuer's common stock beneficially owned by the Allison Kanders Roth IRA, Allison Kanders shares with Mr. Kanders the right to receive and the power to direct the receipt of dividends and sale proceeds with respect to such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Kanders SAF has granted a security interest in an aggregate of 3,750,000 shares of the Issuer's common stock beneficially owned by it in favor of Texas Capital Bank pursuant to that certain Loan and Security Agreement, dated December 1, 2022 (the "Loan Agreement"). Prior to any event of default, the lender has no right to vote or dispose of the shares subject to the security interest. Upon an event of default, the lender may be entitled to foreclose on such shares and, subject to the Loan Agreement and applicable law, exercise voting and/or dispositive power with respect thereto.

Other than the foregoing, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer that are required to be disclosed pursuant to Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated November 14, 2025, by and among the Reporting Persons.

## Signatures
- Warren B. Kanders: /s/ Warren B. Kanders, Warren B. Kanders (11/14/2025)
- Kanders SAF, LLC: /s/ Warren B. Kanders, Warren B. Kanders / Manager (11/14/2025)